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                    SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                    ----------------------------------

                     RULE 13E-3 TRANSACTION STATEMENT
        (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)
                           (Amendment No. 1)

                    ----------------------------------

                          MYCOGEN CORPORATION
                          (Name of the Issuer)

                          MYCOGEN CORPORATION
                        THE DOW CHEMICAL COMPANY
                          ROFAN SERVICES INC.
                            CENTEN AG INC.
                          DOW AGROSCIENCES LLC
                                 and
                     AGROSCIENCES ACQUISITION INC.
                 (Name of Person(s) Filing Statement)

                             COMMON STOCK
                      PAR VALUE $0.001 PER SHARE
       (INCLUDING THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)
                    (Title of Class of Securities)

                             628452 10 4
                (CUSIP Number of Class of Securities)

       John Scriven              Jane M. Gootee         Brian G. Taylorson
  Vice President, General        Vice President              President
   Counsel and Secretary       Rofan Services Inc.         Centen Ag Inc.
  The Dow Chemical Company       2030 Dow Center          2030 Dow Center
      2030 Dow Center        Midland, Michigan 48674  Midland, Michigan 48674
  Midland, Michigan 48674         (517) 636-1000           (517) 636-1000
       (517) 636-1000

      Louis W. Pribila        Brian G. Taylorson            Carlton J. Eibl
 Vice President, Secretary         President                   President
    and General Counsel    AgroSciences Acquisition Inc.   Mycogen Corporation
   Dow AgroSciences LLC          2030 Dow Center           5501 Oberlin Drive
   9330 Zionsville Road      Midland, Michigan 48674    San Diego, CA 92121-1718
Indianapolis, Indiana 46268      (517) 636-1000             (619) 453-8030
      (317) 337-3000

                                 with copies to:

                Scott J. Davis                    Norman M. Gold
               James T. Lidbury                 Peter H. Lieberman
             Mayer, Brown & Platt                Altheimer & Gray
           190 South LaSalle Street           10 South Wacker Drive
            Chicago, Illinois 60603                 Suite 4000
                (312) 782-0600               Chicago, Illinois 60606
                                                   312) 715-4000

             (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Persons Filing Statement)

This statement is filed in connection with (check the appropriate box):
     a. / / The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Act of 1934.
     b. / / The filing of a registration statement under the Securities Act of 1933.
     c.   /X/  A tender offer.
     d.   / /  None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: / /
                              CALCULATION OF FILING FEE

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Transaction Valuation*                   Amount of Filing Fee
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$374,232,918                                    $74,847
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
* For purposes of calculating the filing fee only. This amount assumes the purchase of 11,532,381 shares of common stock (the "Shares") of the subject company at $28.00 in cash per Share as well as the purchase of 3,568,635 Shares subject to outstanding options at $28.00 per Share less the average exercise price per Share subject to such options of $13.6174.
     Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

/X/  Amount Previously Paid:       $74,847
     Form or Registration Number:  Schedule 14D-1.
     Filing Party:                 The Dow Chemical Company, Rofan Services
                                   Inc., Centen Ag Inc., Dow AgroSciences LLC
                                   and AgroSciences Acquisition Inc.
     Date Filed:                   September 4, 1998.
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

                           INTRODUCTION

     This amended Rule 13e-3 Transaction Statement is being filed by Mycogen Corporation (the "Company"), The Dow Chemical Company ("TDCC"), Rofan Services Inc. ("Rofan"), Centen Ag Inc. ("Centen"), AgroSciences Acquisition Inc. ("Purchaser") and Dow AgroSciences LLC ("Parent"). Rofan and Centen are wholly owned subsidiaries of TDCC, a public corporation whose stock is traded on the NYSE. Rofan and Centen own 63% and 37%, respectively, of the interests of Parent. Parent owns 69% of the common stock of Purchaser, and Centen owns the remaining 31% of the common stock of Purchaser. Parent holds approximately 68.3% of the outstanding shares of common stock, par value $0.001 per share (the "Shares"), of the Company. This Statement relates to a proposed merger (the "Merger") in which Purchaser would merge with and into the Company and the Shares other than those Shares held by Parent or Purchaser would be converted into the right to receive $28.00 per Share in cash.

     By signing below, the Company hereby adopts the original Schedule 13e-3 Transaction Statement filed on September 4, 1998 (the "Original Statement") by TDCC, Rofan, Centen, Purchaser and Parent as amended by this amendment.

     Capitalized terms used but not otherwise defined herein shall have the meanings set forth in the Original Statement.

ITEM 2.   IDENTITY AND BACKGROUND

     (a)-(d) and (g)   The information set forth in "The Tender Offer - 7.
Certain Information Concerning the Company" of the Offer to Purchase is incorporated herein by reference.

     Directors and Executive Officers of the Company

     The following table sets forth the name, business address, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each director and executive officer of the Company. Unless otherwise indicated below, the address of each director and executive officer is c/o Mycogen Corporation, 5501 Oberlin Drive, San Diego, California 92121 and each such person is a citizen of the United States.

                                        Present Principal Occupation or
                                        Employment and Five-Year Employment
Name and Business Address               History
-------------------------               ------------------------------------

Nickolas D. Hein  . . . . . . . . . .   Mr. Hein has served as a director of
                                        the Company since March 1997 and as
                                        Chairman of the Board of the Company
                                        since May 1997.  Mr. Hein is Vice
                                        President-Biotechnology for Parent.
                                        Prior to assuming that role in
                                        February 1998, Mr. Hein had served as
                                        Parent's Vice President, Global Growth
                                        since 1990.

Carlton J. Eibl . . . . . . . . . . .   Mr. Eibl joined the Company in
                                        December of 1992 and currently serves
                                        as a director and as President of the
                                        Company and is responsible for
                                        overseeing the Company's strategic
                                        development, operations and resources.
                                        From December 1992, to September 1995,
                                        Mr. Eibl served as Executive Vice
                                        President of the Company.

John L. Hagaman . . . . . . . . . . .   Mr. Hagaman has served as a director
                                        of the Company from February 1996 to
                                        March 1997 and was reelected to the
                                        Company's board of directors in March
                                        1998.  Mr. Hagaman haas served as
                                        President and Chief Executive Officer
                                        of Parent since the formation of
                                        Parent in October 1989.  He was
                                        appointed to the Members Committee of
                                        Parent in August 1997.  He is also a
                                        member of the Corporate Leadership
                                        Team of TDCC.

George Khachatourians . . . . . . . .   Dr. Khachatourians has served as a
                                        director of the Company since January
                                        8, 1998.  Dr. Khachatourians is a
                                        Professor of Applied Microbiology and
                                        Food Science at the University of
                                        Saskatchewan.

Louis W. Pribila  . . . . . . . . . .   Mr. Pribila has served as a director
                                        of the Company since December 1996.
                                        Mr. Pribila has served as Vice
                                        President, Secretary and General
                                        Counsel of Parent since May 1995.
                                        Prior to assuming his current position
                                        at Parent, Mr. Pribila had been
                                        Assistant General Counsel of TDCC
                                        since 1989.

J. Pedro Reinhard . . . . . . . . . .   Mr. Reinhard has served as a director
                                        of the Company since [January 8,]
                                        1998.  Mr. Reinhard has been a
                                        director and the Chief Financial
                                        Officer of TDCC since October 1995.
                                        Mr. Reinhard was elected Executive
                                        Vice President of TDCC in November
                                        1996.  Prior to October 1995, Mr.
                                        Reinhard served as Financial Vice
                                        President of TDCC.  Mr. Reinhard has
                                        served on the Members Committee of
                                        Parent since August 1997.  Mr.
                                        Reinhard is a citizen of Brazil.

Joseph P. Sullivan  . . . . . . . . .   Mr. Sullivan has served as a director
                                        of the Company since January 8, 1998.
                                        Mr. Sullivan served as Chairman of
                                        the Board of Directors of The Vigoro
                                        Corporation ("Vigoro")from 1991 to
                                        1996. From March 1991 to September
                                        1994 Mr. Sullivan served as Chief
                                        Executive Officer of Vigoro.  Mr.
                                        Sullivan served as Chief Operating
                                        Officer of Vigoro from March 1991 to
                                        July 1993 and as President and Chief
                                        Executive Officer from January 1986
                                        to March 1991. Mr. Sullivan serves as
                                        a director of American Classic
                                        Voyages. Mr. Sullivan previously
                                        served as a director of Vigoro from
                                        January 1986 through February 1996
                                        and has served as a director of IMC
                                        Global Inc. since March 4, 1996.

G. William Tolbert  . . . . . . . . .   Mr. Tolbert has served as a director
                                        of the Company since February 1996.
                                        Mr. Tolbert is Director of Global
                                        Business Development for Parent.
                                        Prior to joining Parent in 1989, Mr.
                                        Tolbert held various positions at Eli
                                        Lilly and Company including Global
                                        Director of Elanco Ag Chem Business
                                        Planning, Licensing and Acquisition
                                        (1986-1989); Global Manager of
                                        Agricultural Licensing and Acquisition
                                        in Elanco Products Company (1984-1986);
                                        Manager of Professional Recruitment
                                        (1983-1984) and Manager of Strategic
                                        Planning for Elanco Products (1981-
                                        1983).

Clayton K. Yeutter  . . . . . . . . .   Ambassador Yeutter has served as a
                                        director of the Company since June 11,
                                        1998.  Ambassador Yeutter served as
                                        U.S. Trade Representative from 1985 to
                                        1989 and as Secretary of Agriculture
                                        from 1989 to 1991.  Ambassador Yeutter
                                        served as Chairman of the Republican
                                        National Committee from 1991 to 1992
                                        and as Counselor to the President of
                                        the United States in 1992.  Ambassador
                                        Yeutter is currently Of Counsel to the
                                        law firm of Hogan & Hartson L.L.P. in
                                        Washington D.C.  Ambassador Yeutter
                                        serves as a director of Zurich
                                        Financial Services, Caterpillar Inc.,
                                        Conagra Inc., Farmers Group Inc., FMC
                                        Corp., Oppenheimer Multi-Sector Income
                                        Trust, Oppenheimer World Bond Fund,
                                        and Texas Instruments, Inc.

Andrew C. Barnes  . . . . . . . . . .   Mr. Barnes, a founder of the Company
                                        in 1982, currently serves as Executive
                                        Vice President of the Company
                                        responsible for the Company's business
                                        development.

James A. Baumker  . . . . . . . . . .   Mr. Baumker joined the Company in
                                        August of 1987 and currently serves as
                                        Vice President and Chief Financial
                                        Officer of the Company.  From June
                                        1995 to September 1995 Mr. Baumker
                                        served as the Company's Chief
                                        Accounting Officer.

Leo Kim . . . . . . . . . . . . . . .   Dr. Kim joined the Company in 1986 and
                                        currently serves as Executive Vice
                                        President and Chief Technical Officer
                                        of the Company.

Michael J. Muston . . . . . . . . . .   Mr. Muston joined the Company in July
                                        1996 and currently serves as Vice
                                        President of the Company responsible
                                        for the Company's North American seed
                                        business unit, Agrigenetics, Inc.,
                                        doing business as Mycogen Seeds.
                                        Prior to joining the Company, Mr.
                                        Muston was employed by Parent from
                                        1989 through 1996 where he held
                                        various positions including General
                                        Manager -- Western Agricultur, Global
                                        Business Operations Manager --
                                        Herbicides and Global Third Party
                                        Manufacturing Manager.

Michael W. Sund . . . . . . . . . . .   Mr. Sund joined the Company in January
                                        1993 and currently serves as Vice
                                        President and Secretary of the Company
                                        and is responsible for communications
                                        and investor relations.

Naomi D. Whitacre . . . . . . . . . .   Ms. Whitacre joined the Company in
                                        January 1993 and currently serves as
                                        Vice President responsible for
                                        overseeing the Company's facilities
                                        and human resources department.

     (e)-(f) During the last five years, neither the Company nor any of the other persons identified in this Item 2 has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 6.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     (b) Wasserstein Perella & Co., Inc. ("Wasserstein Perella") has acted as financial advisor to the Special Committee in connection with the Offer and the Merger. In that connection, the Company agreed to pay Wasserstein Perella fees of approximately $2,250,000 in the aggregate, based on the $28.00 per Share Offer Price. The Special Committee also retained Merrill Lynch & Co. ("ML") to make available to the Special Committee certain employees of ML formerly employed by Wasserstein Perella. In that connection, the Company agreed to pay ML a fee of $500,000.

ITEM 9.       REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.

     The sixth full paragraph on page 19 of the Offer to Purchase is hereby amended by adding the following to the end thereof:

     This report (the "Management Report") supported the projections included in the Wasserstein Perella materials, which were more favorable to the Company than the estimates presented to the Board in December 1997. In this regard, the Management Report stated that the Company's North American seed business is poised to significantly expand distribution channels and increase market share reach. The Management Report also stated that the Company believes that its internal breeding programs are proving to be competitive. The Management Report noted the Company's recent successes in accessing South American markets (primarily Brazil) and in attracting interest from potential partners in Europe and South Africa. It was also noted that the Company was exploring possible alliances covering alfalfa, turf and vegetables. The Management Report further noted the Company's validation of plant disease resistance technology which has been in-licensed by the Company. The Company's recent successes in developing and acquiring access to potentially valuable new technologies were briefly summarized as were the Company's recent patent litigation successes. The Management Report also indicated that substantial additional investment was necessary in research and development to develop the Company's technology platforms. In light of these developments, the Management Report concluded that the Company's management supported more favorable projected results over a ten-year time frame for the business than those reflected in the projections which had been presented to the Board in December 1997.

     Paragraph (ix) on page 22 of the Offer to Purchase is hereby amended and restated as follows:

          (ix) the written opinion of Wasserstein Perella delivered to the Special Committee on August 31, 1998 (the "Wasserstein Perella Opinion") to the effect that, subject to the various assumptions and limitations set forth in the Wasserstein Perella Opinion, the $28.00 cash price to be received by the holders of shares of Common Stock (other than TDCC or its affiliates) pursuant to the Merger Agreement is fair to such holders from a financial point of view, and the report and analysis presented by Wasserstein Perella. In considering the Wasserstein Perella Opinion, the Special Committee noted that the $28.00 cash price was below the range of valuations derived by Wasserstein Perella for comparable transactions. In this regard, the Special Committee noted Wasserstein Perella's explanation that there were only four comparable transactions and that the comparability of those transactions was limited because all of the other parties whose securities were acquired were significantly larger companies in terms of sales, had greater market shares with respect to their principal products and were profitable companies. Wasserstein Perella advised the Special Committee that comparable transactions were only one of the means of determining value and in this case not a particularly useful means to do so in light of the foregoing factors.
     The full text of the Wasserstein Perella Opinion, which sets forth among other things, assumptions made, matters considered and limitations on the review undertaken, is attached hereto as Annex A and is incorporated herein by reference. The Wasserstein Perella Opinion is directed to the Special Committee, addresses only the fairness of the consideration to be received by the Minority Stockholders from a financial point of view and does not constitute a recommendation to any such stockholder as to whether such stockholder should accept the Offer and tender its Shares. STOCKHOLDERS ARE URGED TO CAREFULLY READ THE WASSERSTEIN PERELLA OPINION AND THE "OPINION OF WASSERSTEIN PERELLA" SECTION SET FORTH BELOW IN
     THEIR ENTIRETY;

     The final paragraph on page 29 and extending to the top of page 30 of the Offer to Purchase is hereby amended and restated as follows:

          THE FULL TEXT OF THE WRITTEN OPINION OF WASSERSTEIN PERELLA, DATED AUGUST 31, 1998, WHICH SETS FORTH AMONG OTHER THINGS THE OPINIONS EXPRESSED, THE ASSUMPTIONS MADE, PROCEDURES FOLLOWED, MATTERS CONSIDERED AND LIMITATIONS OF THE REVIEW UNDERTAKEN IN CONNECTION WITH THE OPINION, IS ATTACHED AS SCHEDULE III AND HOLDERS OF THE SHARES ARE URGED TO READ IT IN ITS ENTIRETY. WASSERSTEIN PERELLA'S OPINION DOES NOT CONSTITUTE A RECOMMENDATION TO ANY HOLDER OF SHARES AS TO WHETHER OR NOT SUCH HOLDER SHOULD TENDER SHARES PURSUANT TO THE OFFER OR HOW SUCH HOLDER SHOULD VOTE OR OTHERWISE ACT IN RESPECT OF THE OFFER, THE MERGER AGREEMENT OR THE TRANSACTIONS CONTEMPLATED THEREBY AND SHOULD NOT BE RELIED UPON BY ANY HOLDER AS SUCH A RECOMMENDATION. THE SUMMARY OF THE OPINION OF
     WASSERSTEIN PERELLA SET FORTH HEREIN IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF THE OPINION ATTACHED AS SCHEDULE III.

     The following paragraphs are hereby added immediately before the first full paragraph on page 30 of the Offer to Purchase.

          Preliminary drafts dated June 25, 1998, July 20, 1998, July 27, 1998 and August 3, 1998 of the final valuation report dated August 31, 1998 were presented to and discussed with the Special Committee on or about such dates. See "Background of the Offer" above. Between June 25, 1998 and August 31, 1998, Wasserstein Perella conducted due diligence with respect to the Company to refine its valuation analysis. Based upon its ongoing due diligence, Wasserstein Perella refined the discount rate, perpetuity growth rate and EBIT exit multiple assumptions used in the discounted cash flow analyses for the Company's various business segments, which had the effect of reducing the per share value of the Company in some instances and had the effect of increasing the per share value of the Company in other instances. The discounted cash flow analyses in the preliminary presentations did not include certain cost savings, synergies, research and development costs, litigation expenses and other miscellaneous items that were taken into account in the August 31, 1998 report, which had the effect of reducing the per share value of the Company in some instances and had the effect of increasing the per share value of the Company in other instances. The draft reports dated June 25, 1998, July 20, 1998 and July 27, 1998 were preliminary in nature and subject to revision and completion and, as a result, were not material to the Special Committee's negotiations of the terms of the contemplated transactions or its determination that the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement are advisable and fair to, and in the best interests of, the Company and the Minority Stockholders.

          On the other hand, the Special Committee did consider the August 3, 1998 preliminary report to be material to its negotiations of the contemplated transactions and its determination that the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement are advisable and fair to, and in the best interests of, the Company and the Minority Stockholders. However, the August 3, 1998 preliminary report did not include the impact of the recent erosion of the Company's market share which was reflected in Wasserstein Perella's final valuation report. As stated in Wasserstein Perella's August 31, 1998 report, compilation of the Company's fiscal year 1998 financial results revealed that North American and Argentine seed sales and market share would be significantly below projected levels. The discounted cash flow analysis in Wasserstein Perella's August 31, 1998 report took this new information into account and reduced the projected market share growth assumptions, which had the effect of reducing the per share value of the Company derived from the discounted cash flow analysis by approximately $1.00 per Share.

     The following paragraph is hereby added immediately following the first full paragraph on page 34 of the Offer to Purchase:

          Wasserstein Perella advised the Special Committee that the comparability of these transactions to the Offer and the Merger was limited by the fact that each of the four companies whose securities were acquired was substantially larger than the Company in terms of sales, had a greater market share than the Company with respect to its principal products and was profitable.

     The paragraph appearing under the heading "Composite Range" on page 35 of the Offer to Purchase is hereby amended and restated as follows:

          Composite Range.    At the August 31, 1998 meeting of the Special
     Committee, Wasserstein Perella provided the Special Committee with a composite range of per share values of $25.00 to $35.00. In deriving this composite range, Wasserstein Perella applied its professional judgment to the foregoing analyses taking into account, among other things, that (i) the Company historically has failed to achieve its operating projections and the projections provided to Wasserstein Perella by management of the Company were significantly higher than those included in the Company's 1997 business plan, (ii) the Company is projecting net operating losses for the next several years, (iii) due to the fact that the Company is projecting net losses for the next several years, the inherent uncertainty associated with the success and timing of scientific research activities and the historical uncertainty associated with the Company's cash flows, selection of appropriate discount rates for purposes of the DCF analyses set forth above involved a greater than usual degree of subjective judgment, and (iv) the Company's competitors generally are significantly larger, better established companies with much greater resources, larger market capitalization, greater market share and a history of profits.

ITEM 12. PRESENT INTENTION AND RECOMMENDATION OF CERTAIN PERSONS WITH REGARD TO THE TRANSACTION.

     (a) The Company believes that its executive officers and directors will tender all Shares held by them in response to the Offer.

ITEM 17.            MATERIAL TO BE FILED AS EXHIBITS.
(a) and (f) . . .   Not Applicable.
(b)-(e) . . . . .   A list of exhibits filed with this Schedule 13E-3
                    is set forth on the Exhibit Index immediately
                    following the signature page of this Schedule 13E-3
                    and is incorporated herein by reference.

                                SIGNATURES


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  September 25, 1998.    THE DOW CHEMICAL COMPANY


                              By /s/ G. MICHAEL LYNCH
                                 --------------------------------------
                                 Name:  G. Michael Lynch
                                 Title: Vice President and Controller


                              ROFAN SERVICES INC.


                              By /s/ J. PEDRO REINHARD
                                 --------------------------------------
                                 Name: J. Pedro Reinhard
                                 Title: President


                              CENTEN AG INC.


                              By /s/ BRIAN G. TAYLORSON
                                 --------------------------------------
                                 Name: Brian G. Taylorson
                                 Title: President


                              DOW AGROSCIENCES LLC


                              By /s/ LOUIS W. PRIBILA
                                 --------------------------------------
                                 Name: Louis W. Pribila
                                 Title: Vice President, Secretary and
                                        General Counsel


                              AGROSCIENCES ACQUISITION INC.


                              By /s/ BRIAN G. TAYLORSON
                                 --------------------------------------
                                 Name: Brian G. Taylorson
                                 Title: President


                              MYCOGEN CORPORATION


                              By /s/ CARLTON J. EIBL
                                 --------------------------------------
                                 Name: Carlton J. Eibl
                                 Title: President

                                 EXHIBIT INDEX

                                                                                  SEQUENTIALLY
  EXHIBIT NO.                   DESCRIPTION                                       NUMBERED PAGE
 ------------                   -----------                                      ---------------
  99(b)(1)          Salomon Smith Barney Report to Dow AgroSciences LLC
                    dated August 3, 1998.*
  99(b)(2)          Wasserstein Perella & Co., Inc. Report to the Special
                    Committee of Mycogen Corporation dated August 3, 1998.*
  99(b)(3)          Wasserstein Perella & Co., Inc. Report to the Special
                    Committee of Mycogen Corporation dated August 31, 1998.*
  99(b)(4)          Opinion of Wasserstein Perella & Co., Inc. to the Special
                    Committee of Mycogen Corporation dated August 31, 1998.**
  99(c)(1)          Agreement and Plan of Merger among Mycogen Corporation,
                    Dow AgroSciences LLC and AgroSciences Acquisition Inc.
                    dated as of August 31, 1998. (Incorporated herein by
                    reference from Exhibit 99.1 to Amendment No. 15 to
                    Schedule 13D filed September 1, 1998).*
  99(c)(2)          Confidentiality Agreement among Mycogen Corporation, The
                    Dow Chemical Company and Dow AgroSciences LLC dated July
                    16, 1998.*
  99(c)(3)          Exchange and Purchase Agreement among Mycogen
                    Corporation, Agrigenetics, Inc., DowElanco and United
                    AgriSeeds, Inc. dated as of January 15, 1996
                    (Incorporated herein by reference from Exhibit 99(a)(1)
                    to Schedule 13D filed January 25, 1996).*
  99(c)(4)          Amendment to Exchange and Purchase Agreement between
                    Mycogen Corporation and Dow AgroSciences LLC dated as of
                    July 22, 1998 (Incorporated herein by reference from
                    Exhibit 99(1) to Amendment No. 14 to Schedule 13D filed
                    July 23, 1998).*
  99(c)(5)          Technology Agreement among Mycogen Corporation,
                    Agrigenetics, Inc. and DowElanco dated as of February
                    19, 1996 (Incorporated herein by reference from Exhibit B
                    to Exhibit 99(a)(1) to Schedule 13D filed January 25,
                    1996).*
  99(c)(6)          Brassica License and Research Agreement between Dow
                    Elanco Canada and Mycogen Corporation dated October 30,
                    1997.*
  99(c)(7)          Restated Loan Agreement between Dow AgroSciences LLC and
                    Mycoyen S.A. dated May 15, 1998.*
  99(c)(8)          Loan Agreement between Dow Elanco and Mycogen Corporation
                    dated as of April 1, 1997 (the "Dow Loan Agreement").*
  99(c)(9)          Amendment No. 1 to Dow Loan Agreement dated as of
                    September 29, 1997.*
  99(c)(10)         Amendment No. 2 to Dow Loan Agreement dated as of
                    November 14, 1997.*
  99(c)(11)         Amendment No. 3 to Dow Loan Agreement dated as of
                    November 18, 1997.*
  99(c)(12)         Amendment No. 4 to Dow Loan Agreement dated as of April
                    6, 1998.*
  99(c)(13)         Amendment No. 5 to Dow Loan Agreement dated as of October
                    1, 1997.*
  99(c)(14)         Loan Agreement between Mycogen Corporation and DowElanco
                    dated as of April 1, 1997 (the "Mycogen Loan Agreement").
  99(c)(15)         Amendment No. 1 to Mycogen Loan Agreement dated as of
                    April 6, 1998.*
  99(c)(16)         Amendment No. 2 to Mycogen Loan Agreement dated as of
                    October 1, 1997.*
  99(c)(17)         Memorandum of Understanding dated September 3, 1998.**
  99(d)(1)          Offer to Purchase dated September 4,
                    1998.*
  99(d)(2)          Form of Letter of Transmittal.*
  99(d)(3)          Form of Notice of Guaranteed Delivery.*
  99(d)(4)          Form of Letter to Brokers, Dealers,
                    Commercial Banks, Trust Companies and
                    other Nominees dated September 4, 1998.*
  99(d)(5)          Form of Letter to Clients for use by
                    Brokers, Dealers, Commercial Banks,
                    Trust Companies and other Nominees.
  99(d)(6)          Form of Option Election.*
  99(d)(7)          Form of Stock Purchase Election.*
  99(d)(8)          Form of Restricted Stock Election.*
  99(d)(9)          Guidelines for Certification of
                    Taxpayer Identification Number on
                    Substitute Form W-9.*
  99(d)(10)         Form of Summary Advertisement.*
  99(e)(1)          Chapter 13 of the California General Corporation Law
                    (Incorporated herein by reference from Schedule II to
                    the Offer to Purchase).*
  99(g)(1)          Complaint filed in Susser v. Mycogen Corporation et al.
                    (Superior Court of the State of California, County of San
                    Diego, filed May 1, 1998).*
  99(g)(2)          Complaint filed in Harbor Finance Partners v. Mycogen
                    Corporation et al. (Superior Court of the State of
                    California, County of San Diego, filed May 1, 1998).*
  99(g)(3)          Complaint filed in Ellis Investments, Ltd. v.
                    Eibl et al. (Superior Court of the State of California,
                    County of San Diego, filed May 1, 1998).*
  99(g)(4)          Complaint filed in Kolb v. Mycogen Corporation et al.
                    (Superior Court of the State of California, County of San
                    Deigo, filed May 5, 1998).*
  99(g)(5)          Complaint filed in Anderson v. Mycogen Corporation et al.
                    (Superior Court of the State of California, County of
                    San Diego, filed May 5, 1998).*
  99(g)(6)          Complaint filed in Boettcher v. Mycogen Corporation et al.
                    (Superior Court of the State of California, County of San
                    Diego, filed May 8, 1998).*
  99(g)(7)          Complaint filed in Verrone v. Mycogen Corporation et al.
                    (Superior Court of the State of California, County of San
                    Diego, filed May 15, 1998).*
  99(g)(8)          Order of Consolidation entered in Susser v. Mycogen
                    Corporation et al. (Superior Court of State of
                    California, County of San Diego, entered June 22, 1998).*
--------------
 *  Previously filed with the original Schedule 13e-3 Transaction Statement on September 4, 1998.
**  Filed herewith.

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